                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF NOVEMBER 2013

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA Executed Agreements for the Sale of Interest in Telecom Argentina

Milan, November 14, 2013

Pursuant to the mandate of its Board of Directors, Telecom Italia has accepted during the night the offer of Fintech Group for the acquisition of the entire controlling interest of Telecom Italia Group in Telecom Argentina, held by it and through its subsidiaries Telecom Italia International, Sofora Telecomunicaciones, Nortel Inversora and Tierra Argentea, for an aggregate consideration of USD 960 million.

Of this amount, USD 859.5 million will be paid as consideration for the sale of:
- 68% of the voting shares in Sofora held by Telecom Italia and Telecom Italia International, (USD 750.8 million);
-15,533,834 Class B shares of Telecom Argentina, representing 1.58% of the outstanding shares, held by Tierra Argentea, (USD 61.2 million);
- 2,351,752 American Depositary Shares, representing 117, 588 Preferred B shares of Nortel, equal to 8% of the Preferred B shares held by Tierra Argentea, (USD 47.5 million);

The remaining USD 100.5 million will be paid pursuant to additional agreements related to the transaction, including an agreement to continue providing the Telecom Argentina companies technical support and other services for up to three years, the waiver by Telecom Italia of certain rights under, as well as amendments to, the current shareholders' agreement relating to Telecom Argentina with the Werthein Group who will retain 32% of the voting shares of Sofora, and commitment Fintech to pay amounts already reserved for dividends by Telecom Argentina, if such dividends are not declared and paid by the Telecom Argentina Group prior to closing.

Telecom Italia Group has received certain guarantees of performance under the agreements, including the pledge by Fintech of American Depository Shares representing Preferred B shares of Nortel, in a number equivalent to an initial average market value of USD 100 million.

The sale of the Class B shares of Telecom Argentina and the Nortel American Depository Shares held by Tierra Argentea is expected to occur before year end, whilst the sale of the Sofora shares is conditional upon obtaining certain required regulatory approvals.

Fintech has represented its intention to launch, to the extent required by applicable law and just prior to the closing of the sale of the shares of Sofora, a tender offer for the publicly traded shares of Nortel and Telecom Argentina that it will not acquire as described above.

Telecom Italia Group holds an economic interest of 22.72% in the Business Unit Argentina, which reported revenues in 2012 of 22.1 billion Argentine Pesos (Euro 3.8 billion) with an Ebitda margin of 29.6%.

In the first nine months of 2013, the Business Unit Argentina reported revenues of 19.8 billion Argentine Pesos (Euro 2.9 billion) with an Ebitda margin of 27.9% and an Ebit margin of 12.4%.

The net effect on the consolidated net financial debt on the transaction closing date, is not expected to be material, assuming constant exchange rates.

Fintech has expressed the intention to ensure the fulfillment of the investment plans of the Telecom Argentina Group focused on the development of its telecommunications infrastructure and the improvement of the quality of services. Telecom Italia has agreed, in connection with the sale, to provide continuing support to Telecom Argentina, including its know-how in the innovation and technological arena.

Telecom Italia

Press Office

+39 06 3688 2610

www.telecomitalia.com/media

Telecom Italia

Investor Relations

+39 02 8595 4131

www.telecomitalia.com/investorrelations

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Group's interim report as of and for the nine months ended September 30, 2013 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. our ability to successfully implement our strategy over the 2014-2016 period;

2. our ability to successfully achieve our debt reduction and other targets;

3. the increasing competition from global and local OTT (Over The Top) players (operators offering contents and services on the internet without owning its own proprietary telecommunications network infrastructure);

4. the continuing impact of increased competition in our markets, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets and our other principal markets;

5. the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

6. our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional voice business mainly due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

7. our ability to successfully implement our internet and broadband strategy;

8. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate, including recent changes to allowable charges for data and voice roaming;

9. the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

10. as our services are technology-intensive, our ability to develop new technologies in order to avoid our services becoming non-competitive;

11. the impact of political developments in Italy and other countries in which we operate;

12. the impact of fluctuations in currency exchange and interest rates;

13. our ability to build up our business in adjacent markets and in international markets (particularly in Brazil and Argentina), due to our specialist and technical resources;

14. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make (such as those in Brazil and Argentina);

15. the amount and timing of any future impairment charges for our authorizations, goodwill or other assets; and

16. the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      November 14th, 2013

                                                      TELECOM ITALIA S.p.A.

                                              BY: /s/ Riccardo Amerigo Pettazzi
                                                  ---------------------------------
                                                      Riccardo Amerigo Pettazzi
                                                      Company Manager